Indosat Reports Audited Financial Results

 For the Full Year Ended December 31, 2010

Jakarta, Indonesia, 24 March 2011: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to announce that the Company has filed its audited financial results for the year ended 31 December 2010 with the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded 5.2% year-on-year growth in consolidated operating revenues for the year ended 31 December 2010 to IDR19.80 trillion. EBITDA, for the full year 2010 grew by 9.7% to IDR 9,625.9 [FY2009: IDR 8774.4], with EBITDA margin increasing by 2.0% 48.6%. Operating expenses increased by 4.6% for the period, principally as a result of higher marketing expenses and depreciation and amortization charges. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses now contribute 81%, 12% and 7% respectively to the Company’s consolidated operating revenue.

Financial Highlights:

	Quarterly Analysis			Year on Year Analysis
	Q4 2010	Q4 2009	% change	FY 2010	FY 2009	% change
Operating Revenue* (IDRbn)	4,953.4	5,091.3	(2.7)	19,796.5	18,824.2	5.2
Cellular* (IDRbn)	4,000.4	3,970.9	0.7	16,027.1	14,300.2	12.1
Non-Cellular* (IDRbn)	953.0	1,120.4	(14.9)	3,769.4	4,524.0	(16.7)
Operating Expenses (IDRbn)	(4,041.5)	(4,470.6)	(9.6)	(16,322.6)	(15,611.2)	4.6
Operating Income (IDRbn)	911.9	620.7	46.9	3,473.9	3,213.0	8.1
Other Expenses (IDRbn)	(703.6)	(504.1)	39.6	(2,392.1)	(981.0)	143.8
EBITDA** (IDRbn)	2,498.2	2,447.0	(2.1)	9,625.9	8,774.4	9.7
EBITDA Margin (%)	50.4	48.1	2.3	48.6	46.6	2.0
Net Income (IDRbn)	116.3	48.3	140.5	647.2	1,498.2	(56.8)
Cash-out Capex (IDRbn)	2,195.6	1,242.6	76.7	6,535.2	10,699.7	(38.9)
Total Debt (IDRbn)	24,063.2	25,474.4	(5.5)	24,063.2	25,474.4	(5.5)
Total Cellular Subs (mn)	44.3	33.0	34.3	44.3	33.0	34.3
Wireless Broadband Subs*** (thousand)	536.7	721.1	(25.6)	536.7	721.1	(25.6)
FWA Subs (thousand)	550.1	594.1	(7.4)	550.1	594.1	(7.4)
ARPU Cellular (IDR)	32,920	42,037	(21.7)	34,712	37,664	(7.8)
ARPU FWA (IDR)	17,484	27,693	(36.9)	17,730	28,402	(37.6)
BTS (2G and 3G)	18,108	16,353	10.7	18,108	16,353	10.7

•

Earnings per share in 2010 declined by 56.8 percent to IDR 119.1 [FY 2009: IDR 275.7] as a result of reduced FX gains, higher absolute financing costs and an increase in depreciation and amortization expenses.

Operational Highlights:

•

Cellular revenues grew at an annualized rate of 12.1%, with significant growth in the cellular customer base to over 44mn despite heightened competitive dynamics in Q4- 2010.

•

Celullar ARPU declined by7.0% on a yearly comparison  basis predominantly as a result of intense competition in Q4-2010.

•

Successful increase in EBITDA margin of 2% to 48.6%over the FY2009.

•

Early repayments on BCA credit facilities  (IDR 1.3tn), DBS credit facility (IDR400bn) and a Mandiri credit facility (IDR 900bn).

•

Repayment of USD bonds due 2010 totaling US$234mn, early repayment of USD bonds due 2012 totaling US$109mn, and repayment of an IDR denominated bond due in 2010 amounting to IDR 640bn.

•

Indosat added 1,755 new Base Transceiver Station (BTS) in 2010 to support business expansion.

Commenting on the results Harry Sasongko, President Director and CEO of Indosat said:

“Throughout 2010 we have focused on maintaining our competitive position in the market whilst continuing the ongoing strategic realignment of our business. This has translated strongly into consolidated revenue growth of 5.2% and EBITDA growth of 9.7% over 2009 with our cost efficiency programs increasing our EBITDA margin by 2%. This was achieved through an increase of cellular revenue growth of 12,1% underpinned by strong subscriber growth of 34.3% and despite a 16.7% decline in non-cellular revenue. The Company continues to perform well despite an increase in competitive pressure in the 4Q 2010 and the ongoing transformation of our business, is progressing well and we remain steadfast in our objective of  becoming the preferred provider of Information and Communication (ICT) services in Indonesia. We will achieve this through our ongoing evolution into a customer centric organization  which will enhance the value we provide to customers and assist in solidifying our market position as we move closer to becoming a full-service and fully integrated telecommunications operator.”

Indosat plans to conduct a conference call with analysts and investors on March 28, 2011.

For more information please visit www.indosat.com.

*Including the reclassifications of (1) gross based presentation due to revocation of Indonesian Accounting Standard (“SAK”) 35, “Accounting for Revenues from Telecommunication Services” and (2) a portion of International Call revenue from fixed telecommunication segment to cellular segment for the full year in 2010 and 2009 and for nine months period in 2010 and 2009.

**EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

***Subscriber in 2009 includes all numbers has been registered on network while subscribers in 2010 only includes active subscriber numbers.

- Ends -

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.